

Mail Stop 3561

August 10, 2016

Via E-mail
Mark A. Kersey
Chief Executive Officer
High Desert Holding Corporation
865 Tahoe Blvd., Suite 302
Incline Village, NV 89451

> **Re: High Desert Holding Corporation**
> **Registration Statement on Form S-1**
> **Filed July 14, 2016**
> **File No. 333-212527**

Dear Mr. Kersey:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your website indicates that your company performs services including permitting, mining engineering, and construction management however these activities are not described in your filing. Please advise.

Cover Page

2. Please disclose the offering price of the securities on a per share basis for both the company offering and the shareholder offering. Refer to Item 501(b)(3) of Regulation S-K. Also revise to indicate that the selling shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices, if applicable.

3.   Please disclose the information required by Item 501(b)(8)(iii) of Regulation S-K. For example, we note that you have not disclosed the time period of the offering on the cover page.

4.   Please revise to clarify that the company offering is a direct placement offering (self-underwritten) on a best efforts basis with no minimum.

5.   We note your statement that the "common stock … may be sold to third party investors from time to time …." Please advise us how the company's offering of securities from 'time to time' complies with Rule 415 of Regulation C. We may have further comment.

Cautionary Statement Regarding Forward-Looking Statements, page ii

6.   Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please either delete any reference to the Litigation Reform Act or make clear, each time you reference the Litigation Reform Act, that the safe harbor does not apply to initial public offerings. Also revise your Forward Looking Statements section on page 14.

Offering Summary

Use of Proceeds, page 3

7.   Please revise to indicate the amount of proceeds the company expects to raise if all 6,500,000 shares of common stock are sold.

Risk Factors

We are controlled by our management, page 9

8.   Please revise to indicate the amount and percentage of common stock beneficially owned by management and affiliates.

Use of Proceeds

Amounts Raised as a Percentage of Total Offering, page 11

9.   We note that you are selling up to 6,500,000 shares at a proposed offering price of $0.20. Please provide to us calculations that support the gross proceeds amounts shown for each column ($1,080,000 at 75%, $360,000 at 25%, etc.).

10.   Please revise to add columns reflecting the use of proceeds for 100% and 50% of the offering total.

Dilution, page 11

11.   We note that the assumed offering price per share is $0.20 and the pro forma net tangible book value per share after the sale is $0.05. Please provide your calculations to show how you determined dilution per share to new investors will be $0.05.

12.   We note your statement regarding an "Equity Purchaser under the Purchase Agreement". Please advise us whether the company has entered into a purchase agreement with an equity purchaser. We may have further comment.

13.   Please revise to indicate the amount of dilution to investors if 75%, 50% and 25% of the offering is sold.

Term of the Offering, page 13

14.   We note your reference to a "private placement by the Company" in connection with your 6,500,000 common stock offering. Please revise to clarify your statement.

15.   Please revise to briefly address the plan of distribution of the common stock by the company.

Management's Discussion and Analysis of Financial Condition, page 15

16.   Please disclose a description of all interests in your properties including the terms of all underlying agreements and royalties.

17.   Additionally, disclose property identification information including claim names, serial or concession numbers, and dates of recording and expiration such that your claims may be distinguished from other claims that may exist in the area or your properties. If necessary, include this information as an exhibit to your filing.

18.   For each of your properties please describe any infrastructure located on the property and the source of power and water that can be utilized at the property.

19.   We note your use of the term ore in your filing. Pursuant to paragraph (a) (1) of Industry Guide 7 the term ore is commensurate with the term reserve. Please remove the term ore from your disclosure until you have established proven or probable reserves.

20.   We note your disclosure of sample data. When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose the location and type of sample.

- Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

21.   Additionally, please discuss the quality assurance program associated with the sampling data presented in this section including sample preparation, controls, custody, assay precision and accuracy. If the quality assurance program is unknown, please include a statement clarifying the relevance and reliability of the data.

Plan of Operations, page 22

22.   We note that during the second quarter of 2016 you planned to file and obtain an exploration permit. Please update the status and provide an anticipated timeline to complete the permitting status.

Management, page 24

23.   Please revise to disclose the business conducted by United Resource Holdings Group, Inc.

24.   Please briefly describe the past five years of business experience for Messrs. Jerome and Dean.

Executive Compensation, page 25

25.   We note that in 2015 you issued 20,000,000 founders' shares to your current officer and director and an additional significant shareholder. However, on page 25 you state that the "company's officer and director has not received any cash or other remuneration since inception." Please revise to include a summary compensation table that reflects the founders' shares issued to your current officer and director. Refer to Item 402(m) and 402(n) of Regulation S-K.

26.   We note the statement that "no remuneration of any nature has been paid for services rendered by a director in such capacity." We also note your statement that "[i]n January 2016, each member of our Board of Directors received 25,000 fully vested, restricted and unregistered shares of common stock for their service through December 2016." Please revise to reconcile your statements.

Directors' Compensation, page 25

27.   Please include the director compensation table required by Item 402(r) of Regulation S-K.

28.   Please revise to state the value of the 25,000 shares of common stock given to each member of your Board of Directors.

Certain Relationships, Related Transactions, and Director Independence, page 25

29.   Please provide the disclosure required by Item 404(c) for any promoter during the past five fiscal years.

30.   Please revise to indicate when the August 2013 $9,000 loan from Mr. Marty Weigel is due. Also indicate when the $9,966 paid by Mr. Kersey for administrative and travel expenses is due to be repaid to Mr. Kersey.

31.   We note your statement that "in November 2015, we acquired the QR claims and mining equipment … via the issuance of 6,000,000 shares of restricted and unregistered shares of common stock from Signal Mining and Exploration LLC, an entity controlled by Mr. William Jerome." We also note your statement in your Management's Discussion and

Analysis section that "in November 2015, we issued a total of 6,000,000 shares of unregistered and restricted shares of common stock for the acquisition of … the 'QR Property' …." Please revise your disclosure throughout the prospectus to clarify the transaction(s) whereby the company acquired the QR claims.

Selling Stockholders, page 28

32.   Please revise your selling shareholder table to indicate that Patrick Ogle is counsel for the company.

Plan of Distribution, page 30

33.   We note your statement that "the selling stockholders may use any one or more of the following methods when selling shares … any other method permitted pursuant to applicable law." You are required to describe the plan of distribution to be used. Revise to delete the statement that the selling security holder may use "any other method permitted pursuant to applicable law."

Legal Matters, page 32

34.   Please revise to indicate the nature of Patrick Ogle's substantial interest in the company or advise us why the disclosure is not required. See Item 509 of Regulation S-K.

Outside Back Cover Page

35.   Please include the dealer prospectus delivery obligation. Refer to Item 502(b) of Regulation S-K.

Recent Sale of Unregistered Securities, page II-1

36.   Please include the disclosure required by Item 701 of Regulation S-K for each sale of unregistered securities within the past three years. For example, we note that you do not identify the purchaser or the exemption from registration claimed.

Exhibits

37.   We note that your amended and restated articles of incorporation and bylaws are included on the exhibit list. We are unable to locate these exhibits. Please file your amended and restated articles of incorporation and bylaws as exhibits.

38.   Please file the lease agreement for your corporate office. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

<u>Undertakings, page II-2</u>

39.   Please include the undertaking required by Item 512(a)(6) of Regulation S-K.

<u>Signatures</u>

40.   Please revise your signature page to also provide the signature of your controller or principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Blaise Rhodes at (202) 551-3774 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Patrick Ogle